CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
Building 3 No. 28
Feng Tai Road North
Beijing China 100071

                                                            February 6, 2008

VIA EDGAR
Kathleen Krebs
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re: China Solar & Clean Energy Solutions, Inc.
Registration Statement on Form SB-2
File No. 333-145394

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Solar & Clean Energy Solutions, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at noon on February 7, 2008, or as soon thereafter as possible.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Thank you for your assistance and cooperation.

Sincerely,

China Solar & Clean Energy Solutions, Inc.

/s/ Deli Du
By: Deli Du
Title: Chief Executive Officer

cc:	Darren Ofsink, Guzov Ofsink, LLC
Mark Cawley, Guzov Ofsink, LLC